SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from
Commission file number SEC File No. 1-4018
A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan)
B: DOVER CORPORATION
280 Park Avenue
New York, New York 10017
(212) 922-1640
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION
(As Required by Items No. 1 thru 3)
INDEX

Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and December 31, 2003	4
Notes to Financial Statements	5
Supplemental Schedules *:
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	12
Schedule H, line 4a — Schedule of Delinquent Participant Contributions as of December 31, 2004	13
Signature	14
Exhibit 23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.1: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules outlined by section 2520.103-10 have been omitted, as they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Dover Corporation Retirement Savings Plan:
      In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 28, 2005

DOVER CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2004	2003

	(Dollars in thousands)
Investments at fair value:
Dover Corporation common stock accounts	$202,692	$198,860
Mutual funds	298,159	243,303
Collective funds	199,842	175,236
Participant Loans	27,819	22,678

Total investments at fair value	728,512	640,077

Receivables:
Participant contributions receivable	641	1,140
Company contributions receivable	12,122	8,253

Total receivables	12,763	9,393

Net assets available for benefits	$741,275	$649,470

The accompanying notes are an integral part of these financial statements.

DOVER CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2004	2003

	(Dollars in thousands)
Investment income:
Interest	$1,412	$4,449
Dividends	9,055	5,154
Net realized and unrealized appreciation in fair value of investments	39,253	112,192

Total investment income	49,720	121,795

Additions:
Participant contributions	36,583	29,232
Company contributions	18,005	15,014
Transfer of plan assets in from unaffiliated plans	47,572	80,321
Rollovers	903	1,121

Total additions	103,063	125,688

Deductions:
Distributions	(58,927)	(52,465)
Transfer of plan assets out to unaffiliated plan	(2,051)	—

Total deductions	(60,978)	(52,465)

Net increase in net as sets available for plan benefits	91,805	195,018
Net assets available for benefits
Beginning of year	649,470	454,452

End of year	$741,275	$649,470

The accompanying notes are an integral part of these financial statements.

(1)     The Plan
      The following description of the Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself.
      The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).
      Effective as of May 1, 2002, the assets of the Plan that were invested in Dover Corporation stock were transferred to a separate account (Dover ESOP Stock Account), which constitutes an “Employee Stock Ownership Plan” (an “ESOP”) under the Internal Revenue Code. The purpose of the transfer was to allow Plan participants the option to receive dividends in cash with respect to the stock held in the Dover ESOP Stock Account, which then allows Dover to deduct for federal income tax purposes the dividends that are paid with respect to the stock in such Account, regardless of whether participants actually receive the dividends in cash. Stock acquired under the Plan after April 30, 2002 is temporarily held in a separate Account (Dover Stock Account) in the Plan that does not meet the ESOP requirements of the Internal Revenue Code and is transferred periodically to the Dover ESOP Stock Account.

Eligibility
      Participating companies of Dover (the “Employer”) may participate in (i) the employee salary contribution and matching contribution features of the Plan, (ii) the profit-sharing contribution feature of the Plan, or (iii) both. Generally, all employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the Plan after attaining either age 18 or age 21. Employee salary contributions to the Plan are voluntary. Generally, a participant may elect to exclude from 1% to 50% in whole percentages of his or her compensation (Participant Contribution) from current taxable income through contributions to the Plan.

Contribution and Vesting Provisions
      The amount contributed by a participant is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $200,000 for 2003, $205,000 for 2004, and $210,000 for 2005 (and as adjusted for future statutory changes) the amount of compensation that may be taken into account under the Plan. Most participating Dover companies make matching contributions to the Plan equal to a percentage of the first 6% of participants’ compensation contributed to the Plan (the “Employer Matching Contribution”). At the discretion of an Employer’s board of directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of participants employed on the last day of the year. Basic and year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant’s compensation contributed to the Plan. All Employer Matching Contributions are initially invested in the Dover Stock Account. Participants are fully vested with respect to their salary reduction contributions and Employer Matching Contributions, except for certain participating units whose employees are immediately eligible to join the Plan, in which case Employer Matching Contributions may be subject to a one year of service vesting requirement.
      Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” or a year-end additional Employer Matching Contribution. To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.
      An Employer may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions are allocated in proportion to the compensation of participants who are employed by that Employer and are employees on the last day of the Plan year. A participant’s profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers whose employees’ profit-sharing contribution accounts are immediately vested). A participant’s profit-sharing account becomes fully vested after five years of service, upon the attainment of age 65 while a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or in the event the Plan is terminated.

Distributions and Forfeitures
      A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death, or other termination of employment.
      At December 31, 2004 and 2003, the forfeited nonvested accounts that were unallocated to participants totaled $525,453 and $306,927, respectively. These accounts will be used to reduce future Employer contributions.
      The Plan allows installment distribution payments in the case of fully vested terminated participants who have attained age 55. The Plan does not permit withdrawals during a participant’s active employment.

Participant Loans
      A participant may apply for a loan at any time. A maximum of three loans per participant may be outstanding at any one time. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years (for a principal residence loan) and a minimum of 1 year. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant’s vested account as of the Plan’s valuation date preceding the loan request, in accordance with Department of Labor regulations, per the following schedule:

Vested Account Balance	Allowable Loan

less than or equal to $100,000	up to 50% of Vested Account Balance
more than $100,000	$50,000
      In addition, no loan may be granted which exceeds $50,000 reduced by the aggregate outstanding loan balance of the participant during the 12 months preceding the date of the loan. Current outstanding loans bear interest from 4.0% to 11.5%.

Allocation Provisions
      Subject to the Plan’s excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds. Participants are restricted from transferring all or any portion of their Plan accounts into the Dover ESOP Stock Account.
      Each Participant has the right to roll over into the Plan distributions from other qualified plans or conduit IRAs.
      Participants are entitled to vote their Dover shares in the Plan in the same manner as other Dover stockholders.

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation:
      The accompanying statements prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America present the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits for the Plan.

      Administrative expenses of the Plan related to the trustee, recordkeeping, legal and audit fees are paid primarily by Dover. Fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings and such costs are included in the appreciation or depreciation in fair value of investments recorded in the Statement of Changes in Net Assets Available for Benefits.

(b) Management of Trust Funds:
      American Express Trust Company (the “Trustee”) has been granted authority by Dover’s Pension Committee (the “Plan Administrator”), appointed by the Board of Directors, to purchase and sell securities.
      The Plan consists of the following investment funds:

•	The Dover Stock Account invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This Account accepts shares of Dover common stock purchased through employee and employer contributions.

•	The Dover ESOP Stock Account invests in shares of Dover common stock with a small percentage invested in money market instruments to provide liquidity. This Account consists of the shares of Dover common stock from the Dover Stock Account which were transferred effective May 1, 2002 and periodically thereafter. Refer to item 1, The Plan, for additional information on this account.

•	The Income Fund invests primarily in the American Express (“AXP”) Trust Income Fund II, which invests in AAA credit quality bonds, book value warrants, and traditional insurance contracts.

•	PIMCO Total Return Fund (Administrative Class) invests primarily in a portfolio of intermediate maturity fixed income securities, with a majority invested in treasury and mortgage-backed bonds.

•	The AXP Stock Fund (Class Y) is authorized to invest mainly in stocks of blue chip U.S. companies representing almost every major sector of the economy.

•	The AXP Mutual (Class Y) Fund is authorized to invest mainly in U.S. stocks and investment grade bonds.

•	The AXP New Dimensions Fund (Class Y) is authorized to invest mainly in U.S. stocks with above average growth potential.

•	The Templeton Foreign Fund is authorized to invest primarily in securities of companies outside the United States of America, including emerging markets.

•	The AIM Constellation Fund (Class A) is authorized to invest in companies likely to benefit from new or innovative products, services, or processes and have demonstrated superior earnings growth.

•	The American Express Trust Long-Term Horizon Fund invests in a diversified portfolio with a risk profile for individuals with long-term investment goals (typically for participants who are 12 or more years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income investment funds.

•	The American Express Trust Medium-Term Horizon Fund invests in a diversified portfolio with a risk profile for individuals with medium-term investment goals (typically for participants who are 7 to 12 years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The American Express Trust Short-Term Horizon Fund invests in a diversified portfolio with a risk profile for individuals with short-term investment goals (typically for participants who are 3 to 7 years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The AET Equity Index Fund I seeks to approximate the rate of return of the Standard & Poors 500 Index. The Fund invests in a portfolio consisting primarily of common stocks of the Standard & Poors 500 Index.

•	Davis New York Venture Fund (Class A) seeks long-term capital growth. The Fund invests the majority of its assets in companies that have achieved a dominant or growing market share, are well managed and can be purchased at value prices.

•	Neuberger Berman Genesis Fund (Trust Class) invests primarily in stocks of small-capitalization companies which it defines as those companies with a total market value of no more than $1.5 billion as measured at the time the Fund first invests.

•	AET Emerging Growth Fund II seeks to provide long-term capital growth by investing primarily in US stocks of small capitalization companies.

•	On March 2, 2004, the American Funds Capital World Growth and Income Fund replaced the Janus Worldwide Fund. The American Funds Capital World Growth and Income Fund’s investment objective is to provide investors with long-term growth of capital while providing current income by investing primarily in common stocks and bonds of well-established companies located around the world. Janus Worldwide Fund (Global) invests primarily in common stocks of foreign and domestic companies of issuers from different countries, including the United States.
      The Plan Administrator may delegate the management of the Plan’s assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

(c) Investments:
      Investments consisting of common shares in Dover are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.
      Participant loans receivable are valued at cost, which approximates fair value.
      Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.
      Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.
      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

(d) Use of Estimates in the Preparation of Financial Statements:
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Risks and Uncertainties:
      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the 2004 Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

(f) Payment of Benefits:
      Distributions are recorded in the Plan’s financial statements when paid.
(3)     Investments
      The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

	December 31,

	2004	2003

Dover Corporation common stock accounts	$11,342	$54,218
Mutual funds	18,193	44,770
Collective funds	9,718	13,204

	$39,253	$112,192

      The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows (dollars in thousands):

	December 31,

	2004	2003

Dover common stock accounts	$202,692	$198,860
Income fund	128,079	118,439
A XP New Dimensions fund	73,899	69,447
Neuberger Berman Genesis trust	52,128	35,551
A XP Stock fund	44,489	43,393
Davis New York Venture Fund	33,979	22,761	*

*	Did not meet the 5% threshold.

(4)	Related-Party Transactions
      Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Dover as the Plan sponsor is also a related party under ERISA Rule 3.14.

(5)	Income Tax Status
      Dover has previously received a tax qualification letter dated July 29, 2004 from the Internal Revenue Service stating that the Plan, as then designed was in compliance with the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, Dover and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(6)	Plan Termination
      Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their accounts.

(7)	Transfers In and Transfers Out (dollars in thousands)
      All of the following transfers and those described under Note 8 “Subsequent Events” involve companies that are indirect, wholly-owned subsidiaries of Dover. All assets have been transferred into or transferred out of the Plan at fair value as of the date indicated.
      On January 1, 2004, assets amounting to $6,772 were transferred into the Plan from the Petro Vend, Inc. Profit Sharing & Payroll Deferral Plan. OPW Fuel Management Systems (formerly Petro Vend, Inc.) employees began participating in the Plan on January 1, 2004.
      On January 1, 2004, assets amounting to $9,120 were transferred into the Plan from the Wilden Pump and Engineering Company Restated 401(K) Plan. Wilden Pump employees began participating in the Plan on January 1, 2004.
      On April 1, 2004, assets amounting to $3,660 were transferred into the Plan from the Tulsa Winch, Inc. 401(K) Plan. Tulsa Winch employees began participating in the Plan on April 1, 2004.
      On April 1, 2004, assets amounting to $1,454 were transferred into the Plan from the dp Manufacturing Incorporated 401(K) Plan. dp Manufacturing employees began participating in the Plan on April 1, 2004.
      On May 1, 2004, assets amounting to $4,304 were transferred into the Plan from the Triton Systems of Delaware, Inc. Employee Plan & Trust. Triton Systems employees began participating in the Plan on May 1, 2004.
      On May 6, 2004, assets amounting to $12,810 were transferred into the Plan from the KNI Group 401(K) and Profit Sharing Plan (trust-to-trust transfer of assets) in connection with Kurz-Kasch, Inc.’s 2003 acquisition of Wabash Magnetics, LLC. Former Wabash Magnetics employees became eligible to participate in the Plan as Kurz-Kasch employees on January 1, 2004.
      On November 1, 2004, assets amounting to $9,452 were transferred from the Corning Oak Holding Inc. Section 401(K) Savings Plan (trust-to-trust transfer of assets) for those employees of Corning Frequency Control, Inc. who were part of the acquisition of Corning Frequency Control, Inc. by Vectron International. Employees of Corning Frequency Control, Inc. began participating in the Plan on September 1, 2004.
      On November 1, 2004, assets amounting to $2,051 were transferred from the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of PRC Laser Corporation to ROFIN-SINAR Technologies, Inc.
      On April 1, 2003, assets amounting to $76,528 were transferred into the Plan from the Universal Instruments Corporation Profit Sharing Plan. Universal Instruments employees were already participating in the Plan under the salary deferral and matching contribution features.
      On May 1, 2003, assets amounting to $1,218 were transferred into the Plan from the Somero Enterprises, Inc. 401(K) Plan. Somero employees began participating in the Plan on May 1, 2003.
      On October 1, 2003, assets amounting to $2,403 were transferred into the Plan from the Hover-Davis, Inc. 401(K) Profit Sharing Plan. Hover-Davis employees began participating in the Plan on October 1, 2003.

(8)	Subsequent Events (dollars in thousands)
      On January 1, 2005, assets amounting to $13,765 were transferred from the Midland Manufacturing Corp. 401(K) Profit Sharing Plan. Midland Manufacturing employees began participating in the Plan on January 1, 2005.
      On January 1, 2005 assets amounting to $576 were transferred from the Retirement Plan for employees of Allen & Bennett, Inc. Allen & Bennett employees began participating in the Plan on January 1, 2005.
      On January 1, 2005, assets amounting to $1,694 were transferred from the Compressor Components, Inc. Employees Profit Sharing Plan. Compressor Components employees already participated in the Plan on a salary deferral basis.

      On January 1, 2005 employees of Dover Electronics, Inc. and Dover Systems, Inc. began participating in the Plan.
      On February 1, 2005 assets amounting to $3,032 were transferred from the Plan (as a trust-to-trust transfer of assets) into a qualified plan set-up for those employees who were part of the divestiture of Tranter Radiator Products to Buckingham TRP, Inc.
      On May 31, 2005 the pension committee approved effective September 1, 2005, provision to allow plan participants to make hardship withdrawals under certain circumstances.
      On May 31, 2005 the pension committee approved effective September 1, 2005, the reduction in the number of outstanding loans per participant from three to two. Loans outstanding prior to September 1, 2005 are grandfathered under the original plan provision.

DOVER CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of
	Identity of Issuer, Borrower, Lender, etc.	Investment	Cost	Fair Value

			(Dollars in thousands)
*	Dover Corporation common stock accounts (4,446,079 shares)	Common stock fund	$176,399	$202,692

*	AXP Stock fund	Mutual funds	51,781	44,489
*	AXP New Dimensions fund	Mutual funds	83,396	73,899
	Templeton Foreign fund	Mutual funds	17,292	19,240
	AIM Constellation fund	Mutual funds	22,874	22,272
*	AXP Mutual fund Y	Mutual funds	18,383	17,644
	Davis New York Venture fund	Mutual funds	27,376	33,979
	Neuberger Berman Genesis trust	Mutual funds	40,174	52,128
	Capital World Growth and Income	Mutual funds	11,106	11,957
	Pimco Total Return fund	Mutual funds	22,781	22,551

*	Income fund	Collective funds	121,011	128,080
*	American Express Trust Long-Term Horizon fund	Collective funds	15,218	16,842
*	American Express Trust Medium-Term Horizon fund	Collective funds	10,549	11,954
*	American Express Trust Short-Term Horizon fund	Collective funds	5,413	5,954
*	AET Equity Index I	Collective funds	23,812	26,243
*	AET Emerging Growth II	Collective funds	8,916	10,769

*	Loan fund, Interest rate varies from 4.0% to 11.5%, maturity dates vary from 1/1/2005 to 10/8/2034	Loans	27,570	27,819

*	Denotes party-in-interest

DOVER CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
As of December 31, 2004
(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$248	$248

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dover Corporation
Retirement Savings Plan

By:	/s/ Joseph W. Schmidt

Joseph W. Schmidt,
Vice President General Counsel, Secretary and
Member of the Pension Committee
(Plan Administrator)
Dated: June 28, 2005

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP